Exhibit 99.1

Le Gaga Holdings Limited Announces Change

from Quarterly to Semi-Annual Financial Reporting

HONG KONG, November 26, 2013 - Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (Nasdaq: GAGA), a leading greenhouse vegetable producer in China, today announced that it will shift to reporting financial results on a semi-annual schedule, and stop announcing its first and third quarter financial results.

Because vegetable production is inherently highly seasonal, the Company believes that individual quarterly financial results may not serve as a very good indicator of its annual revenue and earnings capability. The Company believes that fluctuations in quarterly results driven by seasonality create unnecessary noise in evaluating its financial performance. Furthermore, results for a quarter may not be directly comparable year on year as the harvest timing within an annual production cycle can differ significantly year to year as the Company seeks to capture the best market prices.

For example, the financial results for the most recent quarter ended September 30, 2013 would not have been meaningful as most of the Company’s farms were idle during July through September, as a result of an increasing focus on production during the winter months. By moving to a semi-annual reporting schedule, the Company believes it can better smooth out the seasonal fluctuation and make its interim financial results more indicative of its annual results.

The Company intends to announce its semi-annual financial results in due course after the close of its second quarter ending December 31, 2013.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:
PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk